SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(b)

(Amendment No. 4)*

Interoil Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

460951106
(CUSIP Number)

December 28, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒          Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G - Amendment No. 4

CUSIP No. 460951106

1NAMES OF REPORTING PERSONS

Clarion Finanz A.G.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)((b)(3SEC USE ONLY4CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH5SOLE VOTING POWER:

2,155,0006SHARED VOTING POWER:
7SOLE DISPOSITIVE POWER:
2,155,000 8SHARED DISPOSITIVE POWER:
9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:2,155,00010CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.49%12Type of Reporting Person (See Instructions)

1A*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G - Amendment No. 4

CUSIP No. 460951106

1NAMES OF REPORTING PERSONS.
Carlo Civelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)((b)(3SEC USE ONLY4CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH5SOLE VOTING POWER:

2,155,0006SHARED VOTING POWER:
7SOLE DISPOSITIVE POWER:
2,155,000 8SHARED DISPOSITIVE POWER:
9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:2,155,00010CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.49%12Type of Reporting Person (See Instructions)

1N*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G - Amendment No. 4

Item 1(a).	Name of Issuer:
Interoil Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
60-92 Cook Street
Portsmith, QLD 4870
Australia
Item 2(a).	Name of Person(s) Filing:
Clarion Finanz A.G. of which Carlo Civelli is the controlling shareholder and chief executive officer.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Clarion Finanz A.G.
Carlo Civelli
Gerbergasse 5
8001 Zurich Switzerland
Item 2(c).	Citizenship:
Clarion Finanz A.G. is a Swiss corporation
Carlo Civelli is a Swiss citizen
Item 2(d).	Title of Class of Securities:
Common Shares
Item 2(e).	CUSIP Number:
460951106
Item 3.                    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)     ☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     ☐           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     ☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)     ☐           Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)     ☐           An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)      ☐          An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)     ☐           A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)     ☐           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)      ☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)      ☐          Group, in accordance with Rule 13d-1(b)(1)(ii)(J).  If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,155,000

(b)	Percent of class:

4.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

2,155,000

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

2,155,000

(iv)	Shared power to dispose or to direct the disposition of

Item 5.                    Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checked the following:  ☐.
Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7.                    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
N/A
Item 8.                    Identification and Classification of Members of the Group:
N/A
Item 9.                    Notice of Dissolution of Group.
N/A

Item 10.                  Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              January 10, 2012

CLARION FINANZ A.G.

By /s/ Carlo Civelli
Name:  Carlo Civelli
Title:  Chief Executive Officer